   As filed with the Securities and Exchange Commission on June 6, 2000

                                                      Registration No. 333-67393
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                      POST-EFFECTIVE AMENDMENT NO. 1
                                       To
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                               ----------------

                       MRS. FIELDS' HOLDING COMPANY, INC.
             (Exact name of Registrant as specified in its charter)

        DELAWARE                     6749                    87-0563475
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial             Identification No.)
    incorporation or          Classification Code
      organization)                 Number)

                    2855 East Cottonwood Parkway, Suite 400
                           Salt Lake City, Utah 84121
                                 (801) 736-5600
   (Address, including zip code and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------

                               Michael Ward, Esq.
                       Mrs. Fields' Holding Company, Inc.
                    2855 East Cottonwood Parkway, Suite 400
                           Salt Lake City, Utah 84121
                                 (801) 736-5600
 (Name, address, including zip code, and telephone number, including area code, of agents for service)

                                   copies to:

                             Randall H. Doud, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                               ----------------

  Approximate Date of Commencement of Proposed Sale to the Public: Offering commenced following effectiveness of registration statement.

  If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] Registration No. 333-67393

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-67393) of Mrs. Fields' Holding Company, Inc. (the "Registration Statement"), initially filed with the Securities and Exchange Commission on November 17, 1998, is being filed solely to include exhibits.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 Exhibit
 -------
  1.1+   Purchase Agreement, dated as of August 13, 1998, among Mrs. Fields'
          Holding Company, Inc., Jefferies & Company, Inc. and BT Alex. Brown
          Incorporated
  2.2**  Stock Purchase Agreement among Mrs. Fields' Holding Company, Inc. and
          Martin E. Lisiewski, shareholder of Pretzel Time, Inc. dated as of
          June 12, 1998
  2.3**  Securities Purchase Agreement by and among Cookies USA, Inc., the
          Individuals and Entities Identified Therein as The Sellers and Mrs.
          Fields' Original Cookies, Inc., dated as of August 13, 1998
  2.4+   Stock Purchase Agreement among Mrs. Fields' Original Cookies, Inc., as
          Buyer, and Jake Tortorice of Chocolate Chip Cookies of Texas, Inc. as
          Seller. Filed as Exhibit 2.3 to the 8-K dated September 3, 1998 and incorporated herein by reference
  2.5+   Stock Purchase Agreement among Mrs. Fields' Original Cookies, Inc., as
          Buyer, and Lawrence J. Cohen, Mildred S. Cohen, Jerome E. Mouton,
          Steven J. Bryan and Jason A. Piltzmaker, holders of all outstanding capital stock of Deblan Corporation, as Sellers Filed as Exhibit 2.2 to the 8-K dated September 3, 1998 and incorporated herein by reference
  2.6+   Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc.
          and ASK & MSK Family Limited Partnership-II(B), Ltd. Filed as Exhibit
          2.4 to the Mrs. Fields' Original Cookies, Inc. 8-K dated September 3,
          1998 and incorporated herein by reference
  2.7+   Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc.
          and Crossroads Cookies, Inc. Filed as Exhibit 2.5 to the Mrs. Fields'
          Original Cookies, Inc. 8-K dated September 3, 1998 and incorporated herein by reference
  2.8+   Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc.
          and Hot Barton and Northpark Cookies, Inc. Filed as Exhibit 2.6 to
          the Mrs. Fields' Original Cookies, Inc. 8-K dated September 3, 1998 and incorporated herein by reference
  2.10+  Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc.
          and Quail Springs Cookies, Inc. Filed as Exhibit 2.8 to the Mrs.
          Fields' Original Cookies, Inc. 8-K dated September 3, 1998 and incorporated herein by reference
  2.12** Asset Purchase Agreement between Mrs. Field's Original Cookies, Inc.
          as buyer. The Cookie Conglomerate, Inc. and The Cookie Conglomerate,
          LLP. the sellers and Ronald A. Eichel and Alan M. Kuehn, partners in
          Cookie Comglomerate, LLP and shareholders of Cookie Conglomerate,
          Inc., dated as of October 5, 1998.
  2.13** Stock Purchase Agreement among Mrs. Fields' Original Cookies, Inc. as the buyer and Martin E. Lisiewski, a shareholder of Pretzel Time,
          Inc., dated as of December 9, 1998
  2.14** Stock Purchase Agreement among Mrs. Fields' Holding Company, Inc., and
          Mrs. Fields Original Cookies, Inc., as buyer, and Pretzel Time, Inc.
          and Martin E. Lisiewski, as seller, dated as of December 30, 1998
  2.15** Stock Purchase Agreement between Mrs. Fields' Original Cookies, Inc.
          as buyer and Pretzelmaker Holdings, Inc., Mark N. Geman, Donald G.
          Cox, Jr., and Louis H. Marks as principal sellers, dated as of
          November 19, 1998
  3.1+   Restated Certificate of Incorporation of Mrs. Fields' Holding Company,
          Inc.
  3.2+   By-Laws of Mrs. Fields' Holding Company, Inc.

 Exhibit
 -------
  4.1+   Indenture, dated as of August 24, 1998, between Mrs. Fields' Holding
          Company, Inc. and The Bank of New York, as Trustee
  4.2+   Form of Certificate of Senior Secured Discount Note (included as
          Exhibit A to Exhibit 4.1)
  4.3+   Pledge Agreement, dated as of August 24, 1998, by Mrs. Fields' Holding
          Company, Inc., in favor of The Bank of New York, as Collateral Agent
  4.4+   Registration Rights Agreement, dated as of August 24, 1998, among Mrs.
          Fields' Holding Company, Inc., Jefferies & Company, Inc. and BT Alex.
          Brown Incorporated
  4.5**  Indenture, dated as of November 26, 1997, among Mrs. Fields' Original
          Cookies, Inc., The Mrs. Fields' Brand, Inc. and The Bank of New York,
          as Trustee
  4.6**  Form of Notation of Guarantee (included as Exhibit E to Exhibit 4.5)
  4.7**  Form of certificate of Senior Note (included as Exhibit A to Exhibit
          4.5)
  4.8**  First Supplemental Indenture, dated as of August 24, 1998, among Mrs.
          Fields' Original Cookies, Inc., The Mrs. Fields' Brand, Inc. and The
          Bank of New York, as Trustee
  4.9**  Second Supplemental Indenture, dated as of August 24, 1998, among Mrs.
          Fields' Original Cookies, Inc., The Mrs. Fields' Brand, Inc., Great
          American Cookie Company, Inc., Jefferies & Company, Inc. and BT Alex
          Brown Incorporated
  4.10** Third Supplemental Indenture, dated as of November 20, 1998, among
          Mrs. Fields' Original Cookies, Inc., Great American Cookie Company,
          Inc., The Mrs. Fields' Brand, Inc., Pretzelmaker Holdings, Inc., and
          The Bank of New York, as a Trustee
  4.11** Registration Rights Agreement, dated as of August 24, 1998, among Mrs.
          Fields' Original Cookies, Inc., The Mrs. Fields' Brand, Inc., Great
          American Cookie Company, Inc., Jefferies & Company, Inc. and BT Alex.
          Brown Incorporated
  4.12** Fourth Supplemental Indenture, dated as of December 30, 1998, among
          Mrs. Field's Original Cookies, Inc., The Mrs. Fields' Brand, Inc.,
          Great American Cookie Company, Inc., Pretzelmaker Holdings, Inc.,
          Pretzel Time, Inc., and The Bank of New York, as Trustee
  4.13** Fifth Supplemental Indenture, dated as of January 27, 2000, among Mrs.
          Fields' Original Cookies, Inc., The Mrs. Fields' Brand, Inc., Great
          American Cookie Company, Inc., Pretzelmaker Holdings, Inc., Pretzel
          Time, Inc. and The Bank of New York, as Trustee
  5.1+   Opinion and consent of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the new senior secured discount notes to be issued by
          Mrs. Fields' Holding Company, Inc.
 10.1+   Asset Purchase Agreement, dated as of August 7, 1996, among Mrs.
          Fields Development Corporation, The Mrs. Fields' Brand, Inc. and
          Capricorn II, L.P., filed as Exhibit 10.1 to the Mrs. Fields'
          Original Cookies, Inc. Registration Statement on S-4 (No. 333-45179)
          and incorporated by reference herein
 10.2+   Asset Purchase Agreement, dated as of August 7, 1996, among Mrs.
          Fields, Inc., Mrs. Fields' Original Cookies, Inc., and Capricorn
          Investors II, L.P., filed as Exhibit 10.11 to the Mrs. Fields'
          Original Cookies, Inc. Registration Statement on S-4 (No. 333-45179)
          and incorporated by reference herein
 10.3+   Warrant Agreement, dated as of August 24, 1998, between Mrs. Fields'
          Holding Company, Inc. and The Bank of New York, as Warrant Agent
 10.4+   Warrant Registration Rights Agreement, dated as of August 24, 1998, among Mrs. Fields' Holding Company, Inc., Jefferies & Company, Inc.,
          BT Alex. Brown Incorporated and Capricorn Investors II, L.P.

 Exhibit
 -------
 10.5+   Amended and Restated Marketing Agreement, dated as of January 9, 1997, between Mrs. Fields' Original Cookies, Inc. and Coca-Cola USA
          Fountain, filed as Exhibit 10.27 to the Mrs. Fields' Original
          Cookies, Inc. Registration Statement on S-4 (No. 333-45179) and
          incorporated by reference herein
 10.6**  Amendment, dated December 1, 1997, to existing marketing agreement, dated as of January 9, 1997, between Mrs. Fields' Original Cookies,
          Inc. and Coca-Cola USA Fountain
 10.7**  Corollary agreement, dated September 21, 1998, to existing marketing agreement, dated as of January 9, 1997 and amended on December 1,
          1997, between Mrs. Fields' Original Cookies, Inc. and Coca-Cola USA
          Fountain
 10.8+   Employment Agreement, dated as of October 1, 1997, between Michael R.
          Ward and Mrs. Fields' Original Cookies, Inc. Registration Statement
          on S-4 (No. 333-45179) and incorporated by reference herein
 10.9+   Employment Agreement, dated as of October 1, 1997, between Pat Knotts and Mrs. Fields' Original Cookies, Inc., filed as Exhibit 10.29 to the Mrs. Fields' Original Cookies, Inc. Registration Statement on S-4
          (No. 333-45179) and incorporated by reference herein
 10.10+  Employment Agreement, dated as of July 1, 1996, between Lawrence
          Hodges and Mrs. Fields' Original Cookies, Inc., filed as Exhibit
          10.31 to the Mrs. Fields' Original Cookies, Inc. Registration
          Statement on S-4 (No. 333-45179) and incorporated by reference herein
 10.11** Employment Agreement, dated as of July 10, 1998, between Garry
          Remington and Mrs. Fields' Original Cookies, Inc.
 10.12+  Employment Agreement, dated as of June 1, 1999, between Mark Tanner and Mrs. Fields' Original Cookies, Inc.
 10.14+  Letter of Agreement, dated as of October 1, 1992, between United
          Airlines, Inc. and Mrs. Fields Development Corporation, filed as
          Exhibit 10.34 to the Mrs. Fields' Original Cookies, Inc. Registration
          Statement on S-4 (No. 333-45179) and incorporated by reference herein
 10.15+  Lease Agreement, dated as of January 18, 1998, between 2855 E.
          Cottonwood Parkway, L.C. and Mrs. Fields' Original Cookies, Inc.,
          filed as Exhibit 10.35 to the Mrs. Fields' Original Cookies, Inc.
          Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein
 10.16+  Amendment to Supply Agreement, dated as of June 19, 1995 between Van
          Den Bergh Foods Company and Mrs. Fields, Inc., filed as Exhibit 10.37 to the Mrs. Fields' Original Cookies, Inc. Registration Statement on
          S-4 (No. 333-45179) and incorporated by reference herein
 10.17+  Stock Acquisition Agreement, dated as of September 2, 1997, among Mrs.
          Fields' Holding Company, Inc., Pretzel Time, Inc. and Martin E.
          Lisiewski, filed as Exhibit 10.39 to the Mrs. Fields' Original
          Cookies, Inc. Registration Statement on S-4 (No. 333-45179) and
          incorporated by reference herein
 10.20+  Stock Acquisition Agreement, dated as of September 2, 1997, among Mrs.
          Fields' Holding Company, Inc., Pretzel Time, Inc., and Martin E.
          Lisiewski, filed as Exhibit 10.43 to the Mrs. Fields' Original
          Cookies, Inc. Registration Statement on S-4 (No. 333-45179) and
          incorporated by reference herein
 10.21+  Franchise Agreement Addendum 2 and Area Development Agreement Addendum
          2, dated as of September 2, 1997, between Pretzel Time, Inc. and Mrs.
          Fields' Original Cookies, Inc., filed as Exhibit 10.44 to the Mrs.
          Fields' Original Cookies, Inc. Registration Statement on
          S-4 (No. 333-45179) and incorporated by reference herein
 10.24+  Stock Purchase Agreement, dated as of September 2, 1997, between Mrs.
          Fields' Holding Company, Inc. and Martin E. Lisiewski, filed as
          Exhibit 10.46 to the Mrs. Fields' Original Cookies, Inc. Registration
          Statement on S-4 (No. 333-45179) and incorporated by reference herein

 Exhibit
 -------

 10.26+  Employment Agreement, dated as of September 2, 1997, between Pretzel
          Time, Inc. and Martin E. Lisiewski, filed as Exhibit 10.48 to the
          Mrs. Fields' Original Cookies, Inc. Registration Statement on S-4
          (No. 333-45179) and incorporated by reference herein
 10.27+  Area Development Agreement, dated as of September 2, 1997, between
          Pretzel Time, Inc. and Mrs. Fields' Original Cookies, Inc., filed as
          Exhibit 10.49 to the Mrs. Fields' Original Cookies, Inc. Registration
          Statement on S-4 (No. 333-45179) and incorporated by reference herein
 10.31+  Franchise Development Agreement, dated September 2, 1997, between Mrs.
          Fields' Original Cookies, Inc. and Pretzel Time, Inc., filed as
          Exhibit 10.53 to the Mrs. Fields' Original Cookies, Inc. Registration
          Statement on S-4 (No. 333-45179) and incorporated by reference herein
 10.38+  First Amendment to Operating Agreement for UVEST, LLC, dated July 25,
          1997, between Mrs. Fields' Pretzel Concepts, Inc. and NVEST Limited, filed as Exhibit 10.64 to the Mrs. Fields' Original Cookies, Inc.
          Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein
 10.39+  First Amendment to Operating Agreement for LV-H&M, L.L.C., dated July
          25, 1997, between Mrs. Fields' Pretzel Concepts, Inc. and Jean
          Jensen, filed as Exhibit 10.65 to the Mrs. Fields' Original Cookies,
          Inc. Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein
 10.40+  Lease Agreement, dated March 2, 1995, between Price Development
          Company, Limited Partnership and Mrs. Fields Cookies, filed as
          Exhibit 10.69 to the Mrs. Fields' Original Cookies, Inc. Registration
          Statement on S-4 (No. 333-45179) and incorporated by reference herein
 10.41+ Consulting Agreement, dated November 26, 1996, between Debra J. Fields and Mrs. Fields' Original Cookies, Inc., filed as Exhibit 10.70 to the Mrs. Fields' Original Cookies, Inc. Registration Statement on S-4
          (No. 333-45179) and incorporated by reference herein
 10.42** Mrs. Fields' Holding Company, Inc. Director Stock Option Plan
 10.43** Mrs. Fields' Holding Company, Inc. Employee Stock Option Plan
 10.44** Mrs. Fields' Holding Company, Inc. Director Stock Purchase Plan
 10.45+ Amended and Restated Loan Agreement, dated as of February 28, 1998, between Mrs. Fields' Original Cookies, Inc. and LaSalle National
          Bank, filed as Exhibit 10.73 to the Mrs. Fields' Original Cookies,
          Inc. Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein
 10.46** Intellectual Property Security Agreement, dated as of February 28,
          1998, between Mrs. Fields' Original Cookies, Inc. and LaSalle
          National Bank
 10.47** Pledge and Security Agreement, dated as of February 28, 1998, between
          Mrs. Fields' Original Cookies, Inc. and LaSalle National Bank
 10.48** Stockholders' Agreement, dated as of July 17, 1998, between Mrs.
          Fields' Holding Company, Inc. and its Stockholders
 10.49** Form of Settlement Agreement and Release, by and among Mrs. Fields'
          Original Cookies, Inc., Capricorn Investors II, L.P., a Delaware limited partnership, Great American Cookie Company, Inc., Cookies
          USA, Inc., The Jordan Company, and the Franchisees parties thereto
 10.50** Supply Agreement, dated as of March 30, 1998 between Mrs. Fields'
          Original Cookies, Inc. and LBI Acquisition Corp. d/b/a Pennant Foods
 10.51** First Amendment to Amended and Restated Loan Agreement, dated as of
          July 31, 1998 by and between Mrs. Fields' Original Cookies, Inc. and
          LaSalle National Bank.

 Exhibit
 -------

 10.52** Second Amendment to Amended and Restated Loan Agreement, dated as of
          April 1, 1999 by Mrs. Fields' Original Cookies, Inc. and LaSalle
          National Bank.
 10.53** Third Amendment to Amended and Restated Loan Agreement, dated as of
          February 1, 2000 by Mrs. Fields' Original Cookies, Inc. and LaSalle
          National Bank.
 10.54** Management Agreement, dated as of May 31, 2000, by and among Mrs.
          Fields' Original Cookies, Inc., TCBY Holding Company, Inc. and TCBY
          Systems, LLC.
 12.1+   Computation of ratio of earnings to fixed charges of Mrs. Fields'
          Holding Company, Inc.
 21.1+   Subsidiaries of Mrs. Fields' Holding Company, Inc.
 23.1+   Consent of Arthur Andersen LLP
 23.2+   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
          Exhibit 5.1)
 23.3+   Consent of the Prior Management of Great American Cookie Company
 24.1+   Power of Attorney of certain officers and directors of the Company, included in Part II of the Registration Statement
 25.1+   Form T-1 Statement of Eligibility of The Bank of New York to act as
          trustee under the Indenture
 27.1+   Financial Data Schedule (for SEC use only)
 99.1+   Form of Letter of Transmittal
 99.2+   Form of Notice of Guaranteed Delivery
 99.3+   Schedule II--Valuation and Qualifying Accounts
 99.4+   Guidelines for certification of taxpayer identification number on substitute Form W-9
 99.6+   Letter to Brokers
 99.7+   Letter to clients

--------

 +Filed previously

**Incorporated by reference to the Mrs. Fields' Original Cookies, Inc.
 Registration Statement on Form S-4 (File No. 333-67389)

ITEM 22. UNDERTAKINGS

  The undersigned registrants hereby undertake:

    (1) To file any period in which offers to sale are being made, a post-effective amendment to this registration statement; (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liabilities under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned Registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.

  The undersigned hereby undertakes that:

  (1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Pursuant to the requirements of the Securities Act of 1933, Mrs. Fields' Holding Company, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, State of Utah, on the 6th day of June, 2000.

                                          Mrs. Fields' Holding Company, Inc.

                                                  /s/ Larry A. Hodges
                                          By: _________________________________
                                                      Larry A. Hodges
                                                       President/CEO

  Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities indicated on June 6, 2000.

               Signature                                    Title
               ---------                                    -----
                   *                      President, Chief Executive Officer and
________________________________________  Director
           (Larry A. Hodges)
           /s/ Mark S. Tanner             Senior Vice President and Chief
________________________________________   Financial Officer (Principal Financial
            (Mark S. Tanner)               and Accounting Officer)
                   *                      Chairman of the Board of Directors
________________________________________
          (Herbert S. Winokur)
                   *                      Director
________________________________________
           (Richard M. Ferry)
                   *                      Director
________________________________________
         (Nathaniel A. Gregory)
                   *                      Director
________________________________________
             (Walker Lewis)
                   *                      Director
________________________________________
           (Peter W. Mullin)
                   *                      Director
________________________________________
           (Gilbert C. Osnos)

        /s/ Michael R. Ward
*By: ______________________________
           Michael R. Ward
           Attorney-in-Fact